UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of January, 2011
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

INFORMATION TO BE INCLUDED IN REPORT
1.	Two company announcements made on January 27, 2011.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: January 28, 2011	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

2

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: January 27, 2011 URL: http://www.komatsu.com/
Consolidated Business Results for Nine Months of the Fiscal Year Ending
March 31, 2011 (U.S. GAAP)
1. Results for Nine Months Ended December 31, 2010
(Amounts are rounded to the nearest million yen)
(1) Consolidated Financial Highlights

	Millions of yen except per share amounts
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2009	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Net sales	1,301,973	1,003,927	298,046	29.7%
Operating income	162,747	36,097	126,650	350.9%
Income before income taxes and equity in earnings of affiliated companies	158,903	34,688	124,215	358.1%
Net income attributable to Komatsu Ltd.	100,622	18,355	82,267	448.2%
Net income attributable to Komatsu Ltd. per share (Yen)
Basic	103.97	18.96
Diluted	103.91	18.95
(2) Consolidated Financial Position

	Millions of yen except per share amounts
	As of December 31, 2010	As of March 31, 2010
Total assets	1,999,946	1,959,055
Total equity	899,012	876,799
Komatsu Ltd. shareholders’ equity	853,526	833,975
Komatsu Ltd. shareholders’ equity ratio	42.7%	42.6%
Komatsu Ltd. shareholders’ equity per share (Yen)	881.94	861.51
2. Dividends
(For the fiscal years ended March 31, 2010 and ending March 31, 2011)

	Yen
	The entire FY ending March 31, 2011		The entire FY ended
	Results	Projection	March 31, 2010
First quarter period
Second quarter period	18.00	—	8.00
Third quarter period
Year-end	—	18.00	8.00
Total		36.00	16.00

Note:	Changes in the projected cash dividend as of January 27, 2011: None

3. Projections for the Fiscal Year Ending March 31, 2011
(From April 1, 2010 to March 31, 2011)

	Millions of yen except per share amounts
	The full fiscal year
		Changes
Net sales	1,815,000	26.8%
Operating income	230,000	243.1%
Income before income taxes and equity in earnings of affiliated companies	225,000	246.3%
Net income attributable to Komatsu Ltd.	140,000	317.2%
Net income attributable to Komatsu Ltd. per share (basic) (Yen)	144.66

Note:	Percentages shown above represent the rates of change compared with the corresponding period a year ago.
4. Others
(1)	Changes in important subsidiaries during three months ended December 31, 2010: None

(2)	Use of simplified accounting procedures and adaptation of specific accounting procedures for the preparation of consolidated quarterly financial statements: None

(3)	Changes in accounting standards, procedures and presentations for the preparation of consolidated quarterly financial statements
1)	Changes resulting from revisions in accounting standards, etc.: None

2)	Change in other matters except for 1) above: None
(4)	Number of common shares outstanding
1)	The numbers of common shares issued (including treasury stock) were as follows:

As of December 31, 2010:	998,744,060 shares
As of March 31, 2010:	998,744,060 shares
2)	The numbers of shares of treasury were as follows:

As of December 31, 2010:	30,959,827 shares
As of March 31, 2010:	30,704,084 shares
3)	The weighted average numbers of common shares outstanding were as follows:

Nine months ended December 31, 2010:	967,788,140 shares
Nine months ended December 31, 2009:	968,000,628 shares
[Reference]
Results for Three Months Ended December 31, 2010

	Millions of yen except per share amounts
	Three months ended	Three months ended
	December 31, 2010	December 31, 2009	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Net sales	442,210	357,964	84,246	23.5%
Operating income	58,835	16,312	42,523	260.7%
Income before income taxes and equity in earnings of affiliated companies	58,792	16,236	42,556	262.1%
Net income attributable to Komatsu Ltd.	36,858	10,157	26,701	262.9%
Net income attributable to Komatsu Ltd. per share (Yen)
Basic	38.09	10.49
Diluted	38.06	10.49

[Reference]
Projections of the Company for the Fiscal Year Ending March 31, 2011
(From April 1, 2010 to March 31, 2011)

	Millions of yen except per share amounts
	The full fiscal year
		Changes
Net sales	730,000	59.5%
Operating profit	78,000	—%
Ordinary profit	85,000	—%
Net income	51,000	—%
Net income per share (Yen)	52.67

Note:	Percentages shown above represent the rates of change compared with the corresponding period a year ago.

Appendix

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results	P.5

(2) Financial Conditions	P.8

(3) Projections for the Fiscal Year Ending March 31, 2011	P.9

Financial Statements

(1) Condensed Consolidated Balance Sheets	P.11

(2) Condensed Consolidated Statements of Income	P.13

(3) Consolidated Statements of Equity	P.15

(4) Consolidated Statements of Cash Flows	P.16

(5) Note to the Going Concern Assumption	P.17

(6) Business Segment Information	P.17

(7) Note in Case of Notable Change(s) in the Amount of Shareholders’ Equity	P.18

Management Performance and Financial Conditions
(1) Outline of Operations and Business Results
Komatsu Ltd. (“Company”) and its consolidated subsidiaries (together “Komatsu”) embarked on the new three-year management plan, “Global Teamwork for Tomorrow” in April last year. Under this new mid-range management plan, Komatsu began concerting efforts on activities of importance, including 1) promotion of ICT applications to products and parts; 2) development of products for improved environmental friendliness and safety; 3) expansion of sales and service operations in Strategic Markets, which include China, Southeast Asia, and Latin America; and 4) promotion of continuous Kaizen (improvement) by strengthening workplace capability.
During the nine months from April 1 to December 31, 2010 of the fiscal year ending March 31, 2011, the first year of the ongoing mid-range management plan, demand for construction and mining equipment increased in all regions of the world from the corresponding period a year ago, reflecting strong demand in Strategic Markets such as China, Southeast Asia and Latin America, as well as recovery of demand in the Traditional Markets of Japan, North America and Europe. Demand for industrial machinery began to recover, supported by an increase in the production volume of automobiles in Strategic Markets and the growth of the solar cell industry in Asia, centering on China.
By capitalizing on growth in demand, Komatsu expanded consolidated net sales by 29.7% from the corresponding nine-month period a year ago, to JPY1,301.9 billion (USD15,878 million, at USD1=JPY82). While the Japanese currency appreciated sharply against the U.S. dollar, Euro and Renminbi from the corresponding period a year ago, Komatsu made sizable gains in profits for the nine months by continuing to realize selling prices and decrease production costs in addition to expanding the volume of sales. Specifically, operating income reached JPY162.7 billion (USD1,985 million), up 350.9%, and operating income ratio advanced to 12.5%, an improvement of 8.9 percentage points. Income before income taxes and equity in earnings of affiliated companies increased by 358.1% to JPY158.9 billion (USD1,938 million). Net income attributable to Komatsu Ltd. totaled JPY100.6 billion (USD1,227 million), up 448.2%.

	Millions of yen
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2009
	USD1=JPY86	USD1=JPY93
	EUR1=JPY112	EUR1=JPY133
	RMB1=JPY12.8	RMB1=JPY13.7	Changes
	[A]	[B]	[(A-B)/B]
Net sales	1,301,973	1,003,927	29.7%
Operating income	162,747	36,097	350.9%
Income before income taxes and equity in earnings of affiliated companies	158,903	34,688	358.1%
Net income attributable to Komatsu Ltd.	100,622	18,355	448.2%
Business results by operation are described below.
Construction, Mining and Utility Equipment
While Komatsu continued to work on expanding production capacity as well as sales and product support capabilities in Strategic Markets by anticipating their medium to long-range market growth, demand remained strong especially in China, Southeast Asia and Latin America and recovered in the Traditional Markets of Japan, North America and Europe in the nine months under review. Against the backdrop of demand recovery worldwide, consolidated net sales of construction, mining and utility equipment advanced by 29.4% from the corresponding nine months a year ago, to JPY1,146.9 billion (USD13,987 million).

To further expand sales of hybrid hydraulic excavators which offer improved fuel consumption and CO2 emissions volume, Komatsu decided on a worldwide market launch and tooled up production. Komatsu introduced new HB205 and HB215LC hybrid hydraulic excavators after changing the forerunner model on the Japanese market in December 2010. Komatsu is planning to launch their sales in China, Southeast Asia, Latin and North America, Europe and other regions.
[Sales of Construction, Mining and Utility Equipment by Region]

	Millions of yen
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2009	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Japan	187,029	167,165	19,864	11.9%
Americas	281,725	219,547	62,178	28.3%
Europe & CIS	112,849	89,015	23,834	26.8%
China	220,049	160,066	59,983	37.5%
Asia* & Oceania	271,123	190,871	80,252	42.0%
Middle East & Africa	74,146	59,823	14,323	23.9%

Total	1,146,921	886,487	260,434	29.4%

*	Excluding Japan and China
Japan
While public works began to decline around September 2010 as positive effects of the Japanese government’s economic stimulus measure faded away, private-sector capital investment remained strong. Against this backdrop, demand for construction equipment headed for recovery centering on the rental equipment industry, and Komatsu’s nine-month sales in Japan increased from the corresponding nine months a year ago.
Sales of HB205 and HB215LC hybrid hydraulic excavators made a good start in Japan, as Komatsu implemented a nationwide sales campaign in tune with their market introduction.
Americas
In North America, while the U.S. housing starts remained sluggish, overall demand for equipment headed for recovery, reflecting strong demand in the rental equipment and mining industries. In this market environment, Komatsu concerted efforts to improve its distributors’ financial strength by continuing to promote the zero inventory of distributors campaign. In Latin America, demand in the mining industry expanded substantially in Chile, and demand remained brisk in mining, civil engineering, agricultural and forestry sectors in Brazil, the largest Latin American market. In addition to these market recoveries, Komatsu strengthened its sales and product support activities. As a result, nine-month sales in the Americas increased from the corresponding period a year ago.

Europe & CIS
Demand stopped falling in Europe in the current fiscal year under review, and demand has recovered in western Europe, centering on Germany and the United Kingdom. In addition to this market recovery, Komatsu worked to strengthen its product support capability and expand sales of parts by teaming up with its distributors. Sales for the nine months in Europe improved from the corresponding period a year ago. In CIS, demand for mining equipment advanced particularly in use in the development of natural resources such as coal and gold. Sales for the nine months in CIS also increased from the corresponding period a year ago.
To seize on the medium and long-range demand for mining equipment, Komatsu worked to strengthen its production and product support capabilities by commencing production at Komatsu Manufacturing Rus, LLC. last year and preparing to open the Kuzbass Support Center in Siberia.
China
Demand for construction and mining equipment continued to advance in China, where the Chinese government led urbanization and infrastructure development projects. Sales for the nine months increased from the corresponding period a year ago.
By anticipating the future expansion of demand for mining equipment, Komatsu has established Komatsu China Mining Limited to engage in sales and product support exclusively for large-scale mining companies, and embarked on the development and production of buckets and attachments at Komatsu Construction Attachment Changzhou. In addition, Komatsu continued to ensure the successful plant relocation of Komatsu (Changzhou) Construction Machinery Corp., the opening of the KC Techno Center, and the development of service engineers for its distributors through the special training course at Shandong Jiaotong University, which has been offered continuously since 2004. All in all, Komatsu concerted efforts to reinforce its production, sales and product support capabilities.
Asia & Oceania
In Indonesia, the largest market of Southeast Asia, demand for mining equipment continued to expand, while demand remained strong in the civil engineering, agriculture and forestry sectors. Demand was also strong in India, Thailand and Malaysia. In Australia, demand for mining equipment continued to grow. Under such market conditions, sales accelerated in Asia, and therefore, sales in Asia & Oceania for the nine months advanced from the corresponding period a year ago. In Southeast Asia, Komatsu concerted efforts to introduce KOMTRAX-installed standard equipment to more regions. In Australia, Komatsu continued to reinforce sales and product support capabilities, including the reorganization of Komatsu Australia Pty Ltd in August 2010 with an eye to further strengthening its capabilities as a distributor.
Middle East & Africa
In addition to economies beginning to recover in both regions, commodity prices increased, albeit moderately, and therefore, demand was firm, particularly in the mining sector. As a result, sales for the nine months improved from the corresponding period a year ago. Komatsu is expecting market expansion into the future as accompanied by the development of new mines and the recovery of infrastructure development. In Africa, Komatsu worked to reinforce its product support capability by developing higher skills for service engineers of its distributors at a new training center jointly established with a distributor in Kenya in April 2010. This followed the opening of a training center in Senegal in the previous fiscal year.

Industrial Machinery and Others
In the industrial machinery and others business, Komatsu boosted sales of wire saws for use in slicing silicon ingots as capital investment remained brisk in Asia, centering on China, for the solar cell market. As a result, sales for the nine months advanced by 32.0% from the corresponding period a year ago, to JPY155.0 billion (USD1,891 million). In Strategic Markets, such as China, India and Brazil, capital investment by the automobile manufacturing industry upturned for recovery and Komatsu received an increased number of new orders for large presses and other machinery.
To further enhance the competitive strength of its industrial machinery business under such market conditions, Komatsu reorganized the press business in April 2010 by concentrating all operations of the press business in Komatsu Industries Corporation, involving the development, sales and service functions of small, medium-sized and large presses. In April 2011, Komatsu NTC Ltd. and Komatsu Machinery Corporation, that are both manufacturing machine tools for the automobile manufacturing industry as well as semiconductor manufacturing equipment, are going to merge, and Komatsu is going to absorb Komatsu Engineering Corp. with its leading-edge expertise in system engineering. Komatsu NTC Ltd. is building a new plant designed to expand its production capacity of wire saws and other machinery.
(2) Financial Conditions
As of December 31, 2010, total assets increased by JPY40.8 billion from the previous fiscal year-end, to JPY1,999.9 billion (USD24,390 million), mainly due to increased inventories for high-demand seasons. Interest-bearing debt decreased by JPY45.3 billion from the previous fiscal year-end, to JPY541.0 billion (USD6,598 million). Komatsu Ltd. shareholders’ equity increased by JPY19.5 billion from the previous fiscal year-end, to JPY853.5 billion (USD10,409 million). As a result, Komatsu Ltd. shareholders’ equity ratio increased by 0.1 point from the previous fiscal year-end, to 42.7%. Net debt-to-equity ratio* was 0.53 compared to 0.60 as of the previous fiscal year-end.

*	Net debt-to-equity ratio = (Interest-bearing debt - Cash and cash equivalents - Time deposits) / Komatsu Ltd. shareholders’ equity
For the nine months under review, net cash provided by operating activities increased by JPY17.6 billion from the corresponding period a year ago, to JPY132.9 billion yen (USD1,621 million), largely due to an increase in net income. Net cash used in investing activities increased by JPY14.3 billion from the corresponding period a year ago, to JPY64.9 billion (USD792 million). Net cash used in financing activities declined by JPY0.9 billion from the corresponding period a year ago, to JPY59.6 billion (USD727 million), mainly due to decreased repayments on short-term debt. As a result, cash and cash equivalents, as of December 31, 2010, totaled JPY84.3 billion (USD1,029 million), an increase of JPY1.9 billion from the previous fiscal year-end.

(3) Projections for the Fiscal Year Ending March 31, 2011
(From April 1, 2010 to March 31, 2011)
In the construction, mining and utility equipment business, Komatsu continues to meet strong demand around the world. In particular, demand is growing more than we anticipated in China, the Americas and Japan. By anticipating an increase in the volume of sales based on this growth of demand, we are projecting that both sales and profits will outperform our projections disclosed in October 2010.
As preconditions for our current projections, we are assuming the foreign exchange rates as follows: USD1 = JPY82, EUR1 = JPY114 and RMB1 = JPY12.3 in the fourth quarter of the current fiscal year ending March 31, 2011; and USD1 = JPY85, EUR1 = JPY113 and RMB1 = JPY12.7 in the full fiscal year.
Consolidated Business Results

	Millions of yen
	Earlier	Current			Results for
	projection	projection	Changes		FY ended
	[A]	[B]	[B-A]	[(B-A)/A]	March 31, 2010
Net sales	1,760,000	1,815,000	55,000	3.1%	1,431,564
Operating income	200,000	230,000	30,000	15.0%	67,035
Income before income taxes and equity in earnings of affiliated companies	192,000	225,000	33,000	17.2%	64,979
Net income attributable to Komatsu Ltd.	120,000	140,000	20,000	16.7%	33,559
[Reference]
Projections of the Company for the Fiscal Year Ending March 31, 2011
Similar to the revised projections for consolidated business results above, the Company continues to meet strong demand around the world in the construction, mining and utility equipment business. In particular, demand is growing more than we anticipated in China, the Americas and Japan. By anticipating an increase in the volume of sales based on this growth in demand, we are projecting that both sales and profits will outperform our projections disclosed in October 2010.
Non-consolidated Business Results

	Millions of yen
	Earlier	Current			Results for
	projection	projection	Changes		FY ended
	[A]	[B]	[B-A]	[(B-A)/A]	March 31, 2010
Net sales	690,000	730,000	40,000	5.8%	457,676
Operating profit	67,000	78,000	11,000	16.4%	(26,829)
Ordinary profit	74,000	85,000	11,000	14.9%	(1,120)
Net income	42,000	51,000	9,000	21.4%	2,378

Cautionary Statement
The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.
Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for Komatsu’s principal products, owing to changes in the economic conditions in Komatsu’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving Komatsu’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of Komatsu’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Financial Statements
(1) Condensed Consolidated Balance Sheets
Assets

	Millions of yen
	As of December 31, 2010		As of March 31, 2010
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥84,353		¥82,429
Time deposits	606		1,132
Trade notes and accounts receivable	442,298		447,693
Inventories	458,105		396,416
Deferred income taxes and other current assets	127,099		112,451

Total current assets	1,112,461	55.6	1,040,121	53.1

Long-term trade receivables	157,681	7.9	150,972	7.7

Investments
Investments in and advances to affiliated companies	24,689		24,002
Investment securities	57,579		60,467
Other	2,979		2,399

Total investments	85,247	4.3	86,868	4.4

Property, plant and equipment
- Less accumulated depreciation	510,619	25.5	525,100	26.8

Goodwill	28,934	1.4	29,570	1.5
Other intangible assets	56,931	2.9	61,729	3.2
Deferred income taxes and other assets	48,073	2.4	64,695	3.3

Total	¥1,999,946	100.0	¥1,959,055	100.0

Liabilities and Equity

	Millions of yen
	As of December 31, 2010		As of March 31, 2010
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥111,555		¥123,438
Current maturities of long-term debt	99,599		105,956
Trade notes, bills and accounts payable	279,014		207,024
Income taxes payable	20,388		22,004
Deferred income taxes and other current liabilities	183,801		183,324

Total current liabilities	694,357	34.7	641,746	32.7

Long-term liabilities
Long-term debt	329,857		356,985
Liability for pension and retirement benefits	41,653		46,354
Deferred income taxes and other liabilities	35,067		37,171

Total long-term liabilities	406,577	20.3	440,510	22.5

Total liabilities	1,100,934	55.0	1,082,256	55.2

Komatsu Ltd. shareholders’ equity
Common stock	67,870		67,870
Capital surplus	140,561		140,421
Retained earnings:
Appropriated for legal reserve	33,243		31,983
Unappropriated	798,274		724,090
Accumulated other comprehensive income (loss)	(151,154)		(95,634)
Treasury stock	(35,268)		(34,755)

Total Komatsu Ltd. shareholders’ equity	853,526	42.7	833,975	42.6

Noncontrolling interests	45,486	2.3	42,824	2.2

Total equity	899,012	45.0	876,799	44.8

Total	¥1,999,946	100.0	¥1,959,055	100.0

(2) Condensed Consolidated Statements of Income
Nine months ended December 31, 2010 and 2009

	Millions of yen except per share amounts
	Nine months ended		Nine months ended
	December 31, 2010		December 31, 2009
		Ratio		Ratio
		(%)		(%)
Net sales	¥1,301,973	100.0	¥1,003,927	100.0
Cost of sales	946,407	72.7	780,516	77.7
Selling, general and administrative expenses	190,488	14.6	181,204	18.0
Other operating income (expenses), net	(2,331)	(0.2)	(6,110)	(0.6)

Operating income	162,747	12.5	36,097	3.6

Other income (expenses), net	(3,844)		(1,409)
Interest and dividend income	3,012	0.2	5,215	0.5
Interest expense	(4,651)	(0.4)	(7,276)	(0.7)
Other, net	(2,205)	(0.2)	652	0.1

Income before income taxes and equity in earnings of affiliated companies	158,903	12.2	34,688	3.5

Income taxes	55,650	4.3	11,839	1.2
Income before equity in earnings of affiliated companies	103,253	7.9	22,849	2.3
Equity in earnings of affiliated companies	2,399	0.2	556	0.1
Net income	105,652	8.1	23,405	2.3
Less net income attributable to noncontrolling interests	(5,030)	(0.4)	(5,050)	(0.5)

Net income attributable to Komatsu Ltd.	¥100,622	7.7	¥18,355	1.8

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	103.97		18.96
Diluted	103.91		18.95

Three months ended December 31, 2010 and 2009

	Millions of yen except per share amounts
	Three months ended		Three months ended
	December 31, 2010		December 31, 2009
		Ratio		Ratio
		(%)		(%)
Net sales	¥442,210	100.0	¥357,964	100.0
Cost of sales	316,530	71.6	275,434	76.9
Selling, general and administrative expenses	65,738	14.9	61,721	17.2
Other operating income (expenses), net	(1,107)	(0.3)	(4,497)	(1.3)

Operating income	58,835	13.3	16,312	4.6

Other income (expenses), net	(43)		(76)
Interest and dividend income	683	0.2	1,250	0.3
Interest expense	(1,362)	(0.3)	(2,151)	(0.6)
Other, net	636	0.1	825	0.2

Income before income taxes and equity in earnings of affiliated companies	58,792	13.3	16,236	4.5

Income taxes	22,143	5.0	5,196	1.5
Income before equity in earnings of affiliated companies	36,649	8.3	11,040	3.1
Equity in earnings of affiliated companies	1,201	0.3	515	0.1
Net income	37,850	8.6	11,555	3.2
Less net income attributable to noncontrolling interests	(992)	(0.2)	(1,398)	(0.4)

Net income attributable to Komatsu Ltd.	¥36,858	8.3	¥10,157	2.8

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	38.09		10.49
Diluted	38.06		10.49

(3) Consolidated Statements of Equity
Nine months ended December 31, 2010

	Millions of yen
			Retained earnings		Accumulated		Total
			Appropriated		other		Komatsu Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	Total equity
Balance at March 31, 2010	¥67,870	¥140,421	¥31,983	¥724,090	¥(95,634)	¥(34,755)	¥833,975	¥42,824	¥876,799

Cash dividends				(25,178)			(25,178)	(975)	(26,153)
Transfer to retained earnings appropriated for legal reserve			1,260	(1,260)			—		—
Other changes							—	1,910	1,910
Comprehensive income (loss)
Net income				100,622			100,622	5,030	105,652
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(56,935)		(56,935)	(3,382)	(60,317)
Net unrealized holding gains (losses) on securities available for sale					274		274	—	274
Pension liability adjustments					418		418	—	418
Net unrealized holding gains (losses) on derivative instruments					723		723	79	802

Comprehensive income (loss)							45,102	1,727	46,829

Issuance and exercise of stock acquisition rights		133					133		133
Purchase of treasury stock						(572)	(572)		(572)
Sales of treasury stock		7				59	66		66

Balance at December 31, 2010	¥67,870	¥140,561	¥33,243	¥798,274	¥(151,154)	¥(35,268)	¥853,526	¥45,486	¥899,012

Nine months ended December 31, 2009

	Millions of yen
			Retained earnings		Accumulated		Total
			Appropriated		other		Komatsu Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	Total equity
Balance at March 31, 2009	¥67,870	¥140,092	¥28,472	¥719,222	¥(105,744)	¥(34,971)	¥814,941	¥33,393	¥848,334

Cash dividends				(25,180)			(25,180)	(1,735)	(26,915)
Transfer to retained earnings appropriated for legal reserve			2,688	(2,688)			—		—
Other changes							—	1,514	1,514
Comprehensive income (loss)
Net income				18,355			18,355	5,050	23,405
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(2,018)		(2,018)	1,431	(587)
Net unrealized holding gains (losses) on securities available for sale					1,244		1,244	—	1,244
Pension liability adjustments					2,326		2,326	1	2,327
Net unrealized holding gains (losses) on derivative instruments					640		640	678	1,318

Comprehensive income (loss)							20,547	7,160	27,707

Issuance and exercise of stock acquisition rights		413					413		413
Purchase of treasury stock						(22)	(22)		(22)
Sales of treasury stock		(84)				256	172		172

Balance at December 31, 2009	¥67,870	¥140,421	¥31,160	¥709,709	¥(103,552)	¥(34,737)	¥810,871	¥40,332	¥851,203

(4) Consolidated Statements of Cash Flows

	Millions of yen
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2009
Operating activities
Net income	¥105,652	¥23,405
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	66,128	67,752
Deferred income taxes	23,907	(12,330)
Net loss (gain) from sale of investment securities and subsidiaries	(72)	(807)
Net loss (gain) on sale of property	(1,946)	(510)
Loss on disposal of fixed assets	948	1,313
Pension and retirement benefits, net	(4,142)	(1,884)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(48,750)	(28,410)
Decrease (increase) in inventories	(94,511)	86,846
Increase (decrease) in trade payables	78,182	(30,792)
Increase (decrease) in income taxes payable	(126)	(2,721)
Other, net	7,659	13,457

Net cash provided by (used in) operating activities	132,929	115,319

Investing activities
Capital expenditures	(74,383)	(69,103)
Proceeds from sale of property	6,317	11,077
Proceeds from sale of available for sale investment securities	1,843	720
Purchases of available for sale investment securities	(493)	(3,465)
Proceeds from sale of subsidiaries and equity investees, net of cash disposed	—	661
Acquisition of subsidiaries and equity investees, net of cash acquired	758	638
Collection of loan receivables	1,556	10,512
Disbursement of loan receivables	(918)	(1,116)
Decrease (increase) in time deposits	407	(521)

Net cash provided by (used in) investing activities	(64,913)	(50,597)

Financing activities
Proceeds from long-term debt	50,162	104,021
Repayments on long-term debt	(50,392)	(41,069)
Increase (decrease) in short-term debt, net	(10,339)	(70,869)
Repayments of capital lease obligations	(24,034)	(25,876)
Sale (purchase) of treasury stock, net	30	150
Dividends paid	(25,178)	(25,180)
Other, net	121	(1,752)

Net cash provided by (used in) financing activities	(59,630)	(60,575)

Effect of exchange rate change on cash and cash equivalents	(6,462)	(1,219)

Net increase (decrease) in cash and cash equivalents	1,924	2,928

Cash and cash equivalents, beginning of year	82,429	90,563

Cash and cash equivalents, end of period	¥84,353	¥93,491

(5) Note to the Going Concern Assumption
None
(6) Business Segment Information
1) Operating Segments
Nine months ended December 31, 2010 and 2009
(For the nine months ended December 31, 2010)

	Millions of yen
	Construction,	Industrial
	Mining and	Machinery and		Corporate &
	Utility Equipment	Others	Subtotal	elimination	Total
Net sales:
Customers	1,146,921	155,052	1,301,973	—	1,301,973
Intersegment	1,614	7,740	9,354	(9,354)	—

Total	1,148,535	162,792	1,311,327	(9,354)	1,301,973

Segment profit	156,379	13,403	169,782	(4,704)	165,078

(For the nine months ended December 31, 2009)

	Millions of yen
	Construction,	Industrial
	Mining and	Machinery and		Corporate &
	Utility Equipment	Others	Subtotal	elimination	Total
Net sales:
Customers	886,487	117,440	1,003,927	—	1,003,927
Intersegment	2,040	11,276	13,316	(13,316)	—

Total	888,527	128,716	1,017,243	(13,316)	1,003,927

Segment profit	44,131	2,273	46,404	(4,197)	42,207

Three months ended December 31, 2010 and 2009
(For the three months ended December 31, 2010)

	Millions of yen
	Construction,	Industrial
	Mining and	Machinery and		Corporate &
	Utility Equipment	Others	Subtotal	elimination	Total
Net sales:
Customers	383,276	58,934	442,210	—	442,210
Intersegment	623	2,309	2,932	(2,932)	—

Total	383,899	61,243	445,142	(2,932)	442,210

Segment profit	54,077	7,270	61,347	(1,405)	59,942

(For the three months ended December 31, 2009)

	Millions of yen
	Construction,	Industrial
	Mining and	Machinery and		Corporate &
	Utility Equipment	Others	Subtotal	elimination	Total
Net sales:
Customers	316,882	41,082	357,964	—	357,964
Intersegment	623	2,945	3,568	(3,568)	—

Total	317,505	44,027	361,532	(3,568)	357,964

Segment profit	23,344	(1,397)	21,947	(1,138)	20,809

Notes: 1)	Business categories and principal products & services included in each operating segment are as follows:
a)	Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products and logistics

b)	Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others
2)	Transfers between segments are made at estimated arm’s-length prices.
2) Geographic Information
Net sales to customers recognized by sales destination were as follows:
Nine months ended December 31, 2010 and 2009
(For the nine months ended December 31, 2010)

	Millions of yen
			Europe &		Asia* &	Middle East
	Japan	Americas	CIS	China	Oceania	& Africa	Total
Net sales to customers	256,680	289,839	114,065	282,145	285,059	74,185	1,301,973
(For the nine months ended December 31, 2009)

	Millions of yen
			Europe &		Asia* &	Middle East
	Japan	Americas	CIS	China	Oceania	& Africa	Total
Net sales to customers	238,033	232,725	92,826	178,606	201,802	59,935	1,003,927
Three months ended December 31, 2010 and 2009
(For the three months ended December 31, 2010)

	Millions of yen
			Europe &		Asia* &	Middle East
	Japan	Americas	CIS	China	Oceania	& Africa	Total
Net sales to customers	93,561	93,252	41,927	96,018	92,873	24,579	442,210
(For the three months ended December 31, 2009)

	Millions of yen
			Europe &		Asia* &	Middle East
	Japan	Americas	CIS	China	Oceania	& Africa	Total
Net sales to customers	87,301	80,400	30,604	60,867	78,018	20,774	357,964

*	Excluding Japan and China
(7) Note in Case of Notable Change(s) in the Amount of Shareholders’ Equity
None
(end)

For Immediate Release
Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: January 27, 2011
URL: http://www.komatsu.com/
Announcement Concerning the Revision of Projected Business Results
Komatsu Ltd. (hereinafter “Company”) (President and CEO: Kunio Noji) has revised the projections for consolidated and non-consolidated business results for the fiscal year ending March 31, 2011, which the Company announced on October 28, 2010.
1. Projections for Consolidated Business Results for the Fiscal Year Ending March 31, 2011 (U.S. GAAP)

	Millions of yen except per share amounts
	Earlier	Current			Results for FY
	projection	projection	Changes		ended March 31,
	[A]	[B]	[B-A]	[(B-A)/A]	2010
Net sales	1,760,000	1,815,000	55,000	3.1%	1,431,564
Operating income	200,000	230,000	30,000	15.0%	67,035
Income before income taxes and equity in earnings of affiliated companies	192,000	225,000	33,000	17.2%	64,979
Net income attributable to Komatsu Ltd.	120,000	140,000	20,000	16.7%	33,559
Net income attributable to Komatsu Ltd. per share (Yen)	124.00	144.66	—	—	34.67
2. Projections for Non-consolidated Business Results for the Fiscal Year Ending March 31, 2011

	Millions of yen except per share amounts
	Earlier	Current			Results for FY
	projection	projection	Changes		ended March 31,
	[A]	[B]	[B-A]	[(B-A)/A]	2010
Net sales	690,000	730,000	40,000	5.8%	457,676
Operating profit (loss)	67,000	78,000	11,000	16.4%	(26,829)
Ordinary profit (loss)	74,000	85,000	11,000	14.9%	(1,120)
Net income	42,000	51,000	9,000	21.4%	2,378
Net income per share (Yen)	43.37	52.67	—	—	2.46

1

3. Reasons for the Revision
[Projections for Consolidated Business Results]
In the construction, mining and utility equipment business, Komatsu continues to meet strong demand around the world. In particular, demand is growing more than we anticipated in China, the Americas and Japan. By anticipating an increase in the volume of sales based on this growth of demand, we are projecting that both sales and profits will outperform our projections disclosed in October 2010.
[Projections for Non-consolidated Business Results]
Similar to the revised projections for consolidated business results above, the Company continues to meet strong demand around the world in the construction, mining and utility equipment business. In particular, demand is growing more than we anticipated in China, the Americas and Japan. By anticipating an increase in the volume of sales based on this growth in demand, we are projecting that both sales and profits will outperform our projections disclosed in October 2010.
As preconditions for our current projections, we are assuming the foreign exchange rates as follows: USD1 = JPY82, EUR1 = JPY114 and RMB1 = JPY12.3 in the fourth quarter of the current fiscal year ending March 31, 2011; and USD1 = JPY85, EUR1 = JPY113 and RMB1 = JPY12.7 in the full fiscal year.
Cautionary Statement
The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.
Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for Komatsu principal products, owing to changes in the economic conditions in Komatsu principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving Komatsu objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of Komatsu research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.
(end)

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